Ecopetrol S.A. Discloses Communication From the Ministry of Finance and Public Credit

BOGOTA, Colombia, Dec. 30, 2010 /PRNewswire-FirstCall/ -- Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC; TSX: ECP) ("Ecopetrol" or the "Company") has received from the Colombian Ministry of Finance and Public Credit a draft of a decree whereby provisions are made for the possible sale of a portion of the Nation's ownership interest in Ecopetrol S.A. up to a maximum of ten percent (10%).

The unofficial English translation of the draft decree is as follows:

MINISTRY OF FINANCE AND PUBLIC CREDIT

DECREE NUMBER (________) OF 2010

Which provides rules for the sale of part of the Nation's ownership interest in Ecopetrol S. A

THE PRESIDENT OF THE REPUBLIC OF COLOMBIA

In the exercise of his constitut ional and legal powers, particularly those conferred by Article 215 of the Political Constitution, in accordance with Law 137 of 1994 and in fulfillment of what is set forth in Decree 4580 of 2010,

CONSIDERING

Whereas through Decree 4580 of December 7, 2010 and based on Article 215 of the Political Constitution, the National Government has declared a state of economic, social and ecological emergency throughout the nation, in order to address the severe public calamity and prevent the spreading of its effects;

Whereas according to the same constitutional provision, once a state of emergency is declared, the President, with the signature of all Ministers, can issue decrees with the force of law intended exclusively to address the crisis and prevent the spreading of its effects;

Whereas the severe public calamity has given rise to an insufficiency in ordinary government resources, such that it is necessary to adopt legislative measures to address the crisis and prevent the spreading thereof;

Whereas in keeping with the motives for declaring the economic, social and ecological emergency, items 1.6, 3.2, 3.3 and 3.4 of Decree 4580 of December 7, 2010 express the insufficiency both of resources for dealing with the effects of the cold wave and floods, as well as of the current legal functions of the executive and the need to adopt the measures and build the structures required to put a definitive stop to the prolongation of this situation and thereby protect the public from economic, social and environmental threats such as those that have arisen;

Whereas a major source of financing necessary to attend to the recovery, construction and reconstruction of such infrastructure as may be required as a result of the phenomenon of La Nina, as well as to put a definitive stop to the spreading of its effects, is a partial sale of the Nation's ownership interest in Ecopetrol S.A.

Whereas it is necessary to establish the legal conditions for the sale of a part of the Nation's ownership of Ecopetrol S.A. and to determine the allocation of the resources accruing therefrom;

Whereas the provisions of this Decree are issued without impairment to what is established in Law 1118 of 2006, with regard to the capitalization of Ecopetrol S.A.

DECREES

Article 1.- The Nation – Ministry of Finance and Public Credit, for the purpose of seeing to the needs of recovery, construction and reconstruction as a result of the phenomenon of La Nina, may sell its stock in Ecopetrol S. A., up to a maximum of ten percent (10%) of the subscribed and paid up capital of such company, ensuring that the Nation retains a minimum ownership of seventy per cent (70%) of the outstanding voting shares of Ecopetrol S.A.

Paragraph. The sale referred to in this article shall take place without impairment to the capitalization authorized by Law 111 8 of 2006.

Article 2. The resources obtained as a result of the transactions authorized by this Decree, shall be allocated by the General Office of Public Credit and National Treasure of the Ministry of Finance and Public Credit to the Adaptation Fund for recovery, construction and reconstruction, or such entity as may take its place to the extent that it may be required to meet the needs of the emergency declared through Decree 4580 of 2010, subject to fulfillment of the requirements which the National Government may establish for such purpose.

Article 3. Procedures for sales. Any sales of shares will be made pursuant to the procedure provided for in Laws 226 of 1995 and 1118 of 2006, as may be relevant..

Article 4. This Decree shall take effect as of the date of its publication.

Bogotá, Colombia – Dec 2, 2010

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Ecopetrol is Colomb ia's largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and it is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Tellez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

CONTACT: Investor Relations, Alejandro Giraldo, +011-571-234-5190, investors@ecopetrol.com.co, or Media Relations (Colombia), Mauricio Tellez, +011-571-234-5377, Fax, +571-234-4480, mtellez@ecopetrol.com.co